Changes in Affiliates (New Affiliate)

POSCO (Liaoning) Automotive Processing Center Co., Ltd. (“POSCO-CLPC”) is a new affiliate company of the POSCO Group. As of date, POSCO has purchased 45 percent of the total issued and outstanding shares of POSCO-CLPC priced at USD 6,930,000 (acquired as of August 26, 2009) and is planning to purchase another 45 percent of POSCO-CLPC in September 2009.  In total, POSCO will hold 90 percent of all issued and outstanding shares of POSCO-CLPC

Company to be affiliated:

• Company Name: POSCO (Liaoning) Automotive Processing Center Co., Ltd.

• Total Assets (KRW): 8,639,631,000

• Total Shareholders’ Equity (KRW): 8,639,631,000

• Total Liabilities (KRW): -

• Total Capital (KRW): 8,639,631,000

    - Current total number of affiliated companies: 112